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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 20 January 2004

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Press statement dated 13 January 2004 "Orange launches Talk Now Service".

ORANGE LAUNCHES TALK NOW™ SERVICE

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  first operator globally to launch international service of its kind

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  group instant voice and messaging communication

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  an easy way to see who is available in real-time

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  customer trials include IBM and RAC

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  availability: UK and FR Q2 2004—a total of 10 countries by year end

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  one million users expected 12 months after rollout

        London/Paris. 13th January 2004.    Orange today launched a unique international service, offering instant voice communication and easy-to-access group calling and messaging with the added benefit of a real-time availability icon, so you can see who is available and who's not. The service is initially being trialled by business customers.

        Talk Now™—similar to the US Push-To-Talk service but with a more advanced feature-set and richer functionality—will give Orange customers a new way of communicating alongside their existing voice and messaging services. Talk Now™ will be launched in 10 countries this year, starting with the UK and France in Q2 2004.

        Building on the Orange Experience, which promises to be simple, compelling and personal, Talk Now™ creates an immediate connection between two or more mobile phones so minimal time is spent searching for or dialling individual telephone numbers. You can see who is available to speak or receive single or group messages instantly. Talk Now™ will also allow Orange customers to:

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  create buddy lists that can be used to facilitate instant conference calling

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  know when contacts are available to talk and when they are busy

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  speak to or message a contact who has selected themselves as available

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  record a conference call and send it to others if they are not available

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  send a voice message to other Talk Now™ users at the touch of a button

        Talk Now™ will be available internationally allowing customers easy, instant access to colleagues, friends and family in a different country who use the service. Orange expects to attract one million users to the new service in the 12 months following rollout.

        Speaking at the launch in London this morning, Sol Trujillo, CEO, Orange Group, said: "As we are the first to launch in the world we are offering something no other company can offer. Talk Now provides the business community with an immediate and reliable way to better manage teams of people within an organisation. It addresses a real need amongst businesses to disseminate or communicate time critical information quickly and efficiently. The service also provides consumers with an ideal way to keep in touch with friends and family by making it easy to instantly communicate with each other as a group at the touch of a button."

        The launch follows Orange research into customer needs, and successful customer trials by companies including IBM and the RAC. The RAC is already actively exploring the value of instant messaging and is looking to see if this can be extended into the wireless arena. The RAC is investigating the Orange Talk Now™ service as a possible wireless Instant Messaging solution.

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        The service is scalable and will benefit from added functionality throughout the year. Talk Now™ will initially be available on the Orange Treo 600—an Orange Signature phone—with further handsets announced later in Q2, including rugged devices for field-workers and consumer-style handsets.

        With the added functionality that it offers, Talk Now™ will be offered as a premium service. Full pricing details will be available nearer commercial availability, with pricing bundles geared toward specific customer markets.

        Trujillo added: "Talk Now offers a level of functionality and a feature-set that is relevant to every single one of our 47 million customers—instant access to each and every one of their family, friends and colleagues."

        For More information, please call the Orange Media Centre on +44 207 984 2000 or +44 7973 201 911.

Notes to Editors

        Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Luxembourg, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at 30 September 2003, Orange was the largest mobile operator in both the UK with over 13.4 million active customers, and France with over 19.6 million registered customers. As at 30 September 2003, Orange controlled companies had 46.9 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
Date: 20 January 2004	By:	/s/ PHILIPPE MCALLISTER
	Name:	Philippe McAllister
	Title:	Director

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ORANGE LAUNCHES TALK NOW™ SERVICE
SIGNATURES